UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 30, 2010
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X           Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes           No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes           No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes           No X
Enclosure: Press release
ANGLOGOLD ASHANTI NOTICE OF MEETING – FOR THE ANNUAL
GENERAL MEETING TO BE HELD ON MAY 7, 2010, TO ACCEPT THE
ANNUAL FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH
INTERNATIONAL FINANCIAL REPORTING STANDARDS FOR THE YEAR
ENDED DECEMBER 31, 2009,

09
Notice of annual general meeting
(Incorporated in the Republic of South Africa)
Registration number 1944/017354/06
ISIN: ZAE000043485
JSE Share code: ANG
(“AngloGold Ashanti” or “the company”)

AngloGold Ashanti Annual Notice of annual general meeting 2009
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This document is important and requires your immediate attention
If you are in any doubt about what action you should take, consult your broker, Central Securities Depositary
Participant (CSDP), banker, financial adviser, accountant or other professional adviser immediately.
If you have disposed of all your shares in AngloGold Ashanti, please forward this document together with the enclosed form of proxy to the purchaser of such shares or the broker, banker or other agent through whom you disposed of such shares.
Registered and corporate office
76 Jeppe Street, Newtown, Johannesburg, 2001 (PO Box 62117 Marshalltown, 2107), South Africa.
Included in this document are the following:
•
The notice of annual general meeting setting out the resolutions to be proposed at the meeting, together with explanatory notes. There are also guidance notes if you wish to attend the meeting (for which purpose an AGM location map is included) or to vote by proxy.
•
A proxy form for completion, signature and submission to the share registrars by shareholders holding AngloGold
Ashanti ordinary shares in certificated form or recorded in sub-registered electronic form in “own name”.
•
A CDI voting instruction form for completion, signature and submission by Australian holders of CHESS Depositary
Interests (CDIs).
Dematerialised shareholders
Shareholders on the South African register who have dematerialised through Strate their AngloGold Ashanti ordinary shares, other than those whose shareholding is recorded in their “own name” in the sub-register maintained by their
CSDP and who wish to attend the meeting in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.
Notice
Notice is hereby given that the 66
th
annual general meeting of shareholders of AngloGold Ashanti will be held in The
Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa, on Friday, 7 May 2010, at 11:00 (South African
time), to consider and, if deemed fit, pass, with or without modification, the following ordinary and special resolutions in the manner required by the Companies Act, 1973, as amended and to the Listings Requirements of the JSE Limited and other stock exchanges on which AngloGold Ashanti’s ordinary shares are listed.
Ordinary business
1. Ordinary resolution number 1
Adoption of financial statements
“Resolved as an ordinary resolution that the consolidated audited annual financial statements of the company and its subsidiaries, together with the auditors’ and directors’ reports for the year ended 31 December 2009, be and are hereby received and adopted.”
The reason for proposing ordinary resolution number 1 is to receive and adopt the consolidated annual financial statements of the company and its subsidiaries for the 2009 financial year as contained in the annual financial statements 2009.
2. Ordinary resolution number 2
Re-appointment of Ernst & Young Inc. as auditors of the company
“Resolved as an ordinary resolution that Ernst & Young Inc. be and are hereby appointed as the auditors of the company from the conclusion of the annual general meeting until the conclusion of the next annual general meeting of the company.”
The reason for proposing ordinary resolution number 2 is to re-appoint Ernst & Young Inc., which retires as independent auditor of the company at the conclusion of this annual general meeting as the independent auditor of the company, until the next annual general meeting of the company.

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3. Ordinary resolution number 3
Re-election of Mr FB Arisman as a director
“Resolved as an ordinary resolution that Mr FB Arisman, who retires in terms of the articles of association of the company and who is eligible and available for re-election, be and is hereby re-elected as a director of the company until the conclusion of the next annual general meeting of the company.”
The reason for proposing ordinary resolution number 3 is that Mr FB Arisman retires as a director of the company by rotation at the annual general meeting and, being eligible, offers himself for re-election.
Mr Arisman was appointed to the board on 1 April 1998 and the board, in assessing his eligibility for re-election after taking due cognisance of the King Code on Corporate Governance South Africa 2009 (King III), has concluded that despite Mr Arisman having served as a director on the board since 1998, the performance, skill and knowledge which he brings to the board are of such a high standard and that his independence of character and judgement are not in any way affected or impaired by the length of his service as a director. The board is, therefore, of the opinion (and has declared) that Mr Arisman is independent.
Mr Arisman serves on four board committees and is a member of the treasury committee, a sub-committee of the audit and corporate governance committee. Since 2008, he has chaired the financial analysis committee, a special purpose committee of the board set up to consider the funding needs of AngloGold Ashanti from time to time.
Mr Arisman, who resides in the USA, has significant experience in management and finance, gained at JP Morgan where he held various positions prior to his retirement.
4. Ordinary resolution number 4
Election of Prof LW Nkuhlu as a director
“Resolved as an ordinary resolution that Prof LW Nkuhlu, who retires in terms of article 92 of the articles of association of the company and who is eligible and available for re-election, be and is hereby re-elected as a director of the company.”
The reason for proposing ordinary resolution number 4 is that Prof Nkuhlu, having been appointed a director after the previous annual general meeting, holds office in terms of the articles of association of the company, only until this annual general meeting.
Prof Nkuhlu was appointed to the board on 4 August 2006 and resigned from the board on 5 May 2009 in order to stand for political office in the South African general elections which took place in that year. Following his decision not to pursue a political career, Prof Nkuhlu was re-appointed to the board on 1 June 2009, at which time, he re-assumed the chairmanship of the Audit and Corporate Governance Committee. Except for the short period of broken tenure, he has been the chairman of the Audit and Corporate Governance Committee since 5 May 2007, having served as its deputy chairman from 4 August 2006. He also serves as a member of three other board sub-committees and is the chairman of the Treasury Committee, a sub-committee of the Audit and Corporate Governance Committee.
Prof Nkuhlu is a respected South African academic, educationist, professional and business leader and served as
Economic Adviser to the former President of South Africa, Mr Thabo Mbeki. From 2000 to 2005, he served as
Chief Executive of the Secretariat of the New Partnership for Africa's Development .
From 1989 to 2000, he served as a director of a number of major South African companies, including The Standard
Bank of South Africa Limited, South African Breweries Limited, Old Mutual plc, Tongaat Hulett Limited, BMW (SA)
(Proprietary) Limited and JCI Limited. He is also a member of the board of Datatec Limited. He was President of the
South African Institute of Chartered Accountants from 1998 to 2000 and Principal and Vice Chancellor of the
University of Transkei from 1987 to 1991. He was elected President of the Geneva-based International Organization of Employers in May 2008 for a period of two years. He is a member of the Financial Crisis Advisory Group of the
International Accounting Standards Board and of the Financial Accounting Standards Board.
5. Ordinary resolution number 5
Appointment of Mr FB Arisman as a member of the Audit and Corporate Governance
Committee of the company
“Resolved as an ordinary resolution that, subject to the passing of ordinary resolution number 3, Mr FB Arisman be and is hereby appointed as a member of the Audit and Corporate Governance Committee, from the conclusion of the annual general meeting until the conclusion of the next annual general meeting of the company.”

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6. Ordinary resolution number 6
Appointment of Prof LW Nkuhlu as a member of the Audit and Corporate Governance
Committee of the company
“Resolved as an ordinary resolution that, subject to the passing of ordinary resolution number 4, Prof LW Nkuhlu be and is hereby appointed as a member of the Audit and Corporate Governance Committee, from the conclusion of the annual general meeting until the conclusion of the next annual general meeting of the company.”
The reason for proposing ordinary resolutions numbers 5 and 6 is to appoint members of the audit and corporate governance committee in accordance with the guidelines of King lll, which became effective on 1 March 2010 and the requirements of the Companies Act, 2008, which is expected to become effective during 2010. In terms of the aforementioned requirements, the Audit and Corporate Governance Committee (“Audit Committee”) should comprise of a minimum three members, all of whom must be independent non-executive directors of the company and membership of the Audit Committee may not include the chairman of the board. Mr RP Edey, who retires at the conclusion of this annual general meeting, was the third member of the Audit Committee. The search for suitable candidates for appointment to the board and the Audit Committee is underway and nominations will be considered in due course.
In terms of the requirements of the US Sarbanes-Oxley Act, the board is required to identify a financial expert from within its ranks for appointment to the Audit Committee. The board has resolved that Prof Nkuhlu is the board’s financial expert.
The CVs of both Mr Arisman and Prof. Nkuhlu are disclosed in relation to ordinary resolutions numbers 3 and 4.
7. Ordinary resolution number 7
General authority to directors to allot and issue ordinary shares
“Resolved as an ordinary resolution that, subject to the provisions of the Companies Act, 1973, as amended, the
Companies Act, 2008 and the Listings Requirements of the JSE Limited, from time to time, the directors of the company be and are hereby, as a general authority and approval, authorised to allot and issue, for such purposes and on such term as they may, in their discretion, determine, ordinary shares of R0.25 each in the authorised but unissued share capital of the company, up to a maximum of 5% of the number of ordinary shares of R0.25 each in issue from time to time.”
The reason for proposing ordinary resolution number 7 is to seek a general authority and approval for the directors of the company to allot and issue ordinary shares, up to a maximum of 5% of the ordinary shares of the company in issue from time to time, in order to enable the company to take advantage of business opportunities which might arise in the future.
8. Ordinary resolution number 8
General authority to directors to issue for cash, those ordinary shares placed under the control of the directors in terms of ordinary resolution number 7
“Resolved as an ordinary resolution that, subject to ordinary resolution number 7 being passed, the directors of the company be and are hereby authorised, in accordance with the Listings Requirements of the JSE Limited (“JSE
Listings Requirements”) to allot and issue for cash, on such terms and conditions as they may deem fit, all or any of the ordinary shares of R0.25 each (“ordinary shares”) in the authorised but unissued share capital of the company which they shall have been authorised to allot and issue in terms of ordinary resolution number 7, subject to the following conditions:
•
this authority shall be limited to a maximum number of 5% of the number of ordinary shares in the issued share capital of the company from time to time;
•
this authority shall only be valid until the next annual general meeting of the company but shall not extend beyond
15 months;
•
a paid press announcement giving full details, including the impact on net asset value and earnings per share of the company, shall be published after any issue representing, on a cumulative basis within one financial year, 5% of the number of ordinary shares in issue prior to the issue concerned;
•
in determining the price at which an issue of ordinary shares for cash will be made in terms of this authority, the maximum discount permitted shall be 10% of the weighted average traded price of the ordinary shares on the JSE Limited
(adjusted for any dividend declared but not yet paid or for any capitalisation award made to shareholders), over the 30 business days prior to the date that the price of the issue is determined or agreed by the directors of the company; and
•
any issues of ordinary shares under this authority shall be made only to a public shareholder as defined in the JSE
Listings Requirements”

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The reason for proposing ordinary resolution number 8 is that the directors of the company consider it advantageous to have the authority to issue ordinary shares for cash in order to enable the company to take advantage of any business opportunity which might arise in the future.
It should be noted that this authority relates only to those ordinary shares which are placed under the control of the directors in terms of ordinary resolution number 7 and the authority is not intended to (nor does it) grant the directors authority to issue ordinary shares over and above, and in addition to, the ordinary shares which are placed under the control of the directors in terms of ordinary resolution number 7.
In terms of the Listings Requirements of the JSE Limited, a 75% majority of the votes cast by shareholders present in person or represented by proxy at the annual general meeting is required for the approval of ordinary resolution number 8.
Special business
9. Ordinary resolution number 9
General authority to the directors to issue convertible bonds
“Resolved as an ordinary resolution that, subject to the provisions of the Companies Act, 1973, as amended, the
Companies Act, 2008 and the Listings Requirements of the JSE Limited from time to time, the directors of the company be and are hereby, as a general authority and approval:
1. authorised to issue, upon such terms and conditions as the directors, in their discretion may deem fit, such number of convertible bonds which may be converted into a maximum, in the aggregate, of 5% of the ordinary shares of
R0.25 each in the issued share capital of the company from time to time; or
2. authorised to procure the issue by a wholly-owned subsidiary of the company, upon such terms and conditions as the directors in their discretion may deem fit, such number of convertible bonds, guaranteed by the company and which may be converted into a maximum, in the aggregate, of 5% of the ordinary shares of R0.25 each in the issued share capital of the company from time to time.”
Once the terms and conditions of the proposed issue of convertible bonds have been finalised, shareholders will be requested to consider granting a specific authority and approval to the directors authorising them to issue a maximum, in the aggregate, of 5% of the ordinary shares of R0.25 each, in the issued share capital of the company, in satisfaction of the conversion rights which will attach to the convertible bonds.
The reason for proposing ordinary resolution number 9 is that the company utilises debt as part of its capital structure financing strategy. There are several debt markets which the company can potentially access in order to secure this debt funding, including, but not limited to, corporate bonds, convertible bonds, bank borrowings, etc. As has been witnessed in the recent past, these markets experience considerable volatility in pricing and availability depending on the prevailing market conditions. On two previous occasions the company has successfully accessed the convertible debt market on attractive terms in order to fulfil a portion of its debt capital needs. Should other debt markets not be offering debt finance at reasonable costs and in order to provide the company with flexibility and the ability to execute speedily, the company is seeking authority from shareholders to again access the convertible debt markets to finance or re-finance its debt requirements.
This authority will allow the company to undertake the issue of a bond, convertible into such number of ordinary shares, up to a maximum, in the aggregate, of 5% of the ordinary shares in the issued share capital of the company from time to time, as may be required to meet the conversion rights of bondholders in terms of the convertible bond, following the finalisation of the terms of the convertible bond, subject to the specific authority referred to above, being granted.
In terms of the Listings Requirements of the JSE Limited, a 75% majority of the votes cast by shareholders present in person or represented by proxy at the annual general meeting is required for the approval of ordinary resolution number 9.

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10. Ordinary resolution number 10
Increase in non-executive directors’ fees
“Resolved as an ordinary resolution that, in terms of article 73 of the company’s articles of association, the remuneration, payable quarterly in arrear, to the non-executive directors of the company, be increased with effect from
1 June 2010 on the basis set out below:
10.1 Non-executive directors' fees for six board meetings per annum
10.1
Board
Current fee
Increased fee
per annum
per annum
10.1.1 Chairman US$180,000 R1,520,300
10.1.2 Deputy Chairman R600,000 R650,000
10.1.3 South African resident directors R250,000 R270,000
10.1.4 Non-South African resident directors who are resident in Africa US$25,000 US$33,750
10.1.5
Non-South African resident directors who are resident in jurisdictions other than Africa
US$40,000 US$60,000 ”
The remuneration payable in terms of 10.1 above will be in proportion to the period during which the offices of director, chairman or deputy chairman, as the case may be, have been held during the year.
10.2 Allowance for attendance by non-executive directors at additional board meetings
Each non-executive director will be entitled to an allowance for each board meeting attended by such director in addition to the six scheduled board meetings per annum, as follows:
10.2
Board
Current fee Increased fee
per meeting
per meeting
10.2.1 Chairman US$9,000 R78,000
10.2.2 Deputy Chairman R30,000 R32,400
10.2.3 South African resident directors R12,500 R16,000
10.2.4 Non-South African resident directors who are resident in Africa US$1,250 US$2,000
10.2.5
Non-South African resident directors who are resident in jurisdictions other than Africa
US$2,000 US$3,000
The reason for proposing ordinary resolution number 10 is to ensure that the remuneration of non-executive directors remains competitive so as to enable the company to attract and retain persons of the calibre required in order to make meaningful contributions to the company given its global spread and growth aspirations and having regard to the appropriate capability, skills and experience required. The increases proposed above are higher than the prevailing rate of inflation. However, as indicated below, a recent benchmarking exercise has indicated that the current levels of non-executive directors’ fees remain well below the lower quartile of the comparator group, particularly when considering market practice outside South Africa. The requirement of competing in the global market and compliance with increasingly onerous and complex international governance and regulatory requirements, requires flexibility to attract non-executive directors of international standing. The above proposal falls short of recognising the global responsibility that the directors share for the governance of the group, which has businesses in diverse jurisdictions, but it at least reflects market practice in the directors’ regions of residence.
In arriving at the proposals set out in ordinary resolution number 10, the Chief Executive Officer, in consultation with the Chairman and with the Executive Vice President – Human Resources of the company, directed
PricewaterhouseCoopers to review non-executive director fees for comparable South African companies operating internationally and international companies. The results of the review indicated that the remuneration paid to the non-executive directors of the company was, with respect to the South African comparative peer group, in the upper quartile, and with respect to the international comparative peer group below the lower quartile. The proposals are based on adjusting the fee levels for non-executive directors to the median of the applicable market – using South
African market data for the South African resident non-executive directors and market data from North America, the
UK and Australia for non-resident directors outside Africa. The fees for non-resident non-executive directors residing in Africa (but not in South Africa) have been set to a similar level to those directors resident in South Africa.

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The Remuneration Committee, having taken due consideration of the review, recommends for approval by the shareholders, the remuneration for the Chairman as detailed above, while the Chairman, together with the Chief
Executive Officer and the Chief Financial Officer, recommend for approval by the shareholders, the remuneration for the non-executive directors, as detailed above. The changes as reflected above, represent the mid-point of remuneration payable to the comparable group. Prior to these proposed changes, the remuneration of directors has been unchanged since the annual general meeting held in May 2009.
In light of all of these factors, the proposed revised remuneration structure set out in ordinary resolution number 10 is considered to be fair and reasonable and in the best interests of the company.
Executive directors do not receive payment of directors' fees.
The Chairman, Deputy Chairman and non-executive directors have undertaken not to cast any votes in respect of ordinary resolution number 10, and the company will disregard the votes cast by
•
the Chairman, Deputy Chairman, and non-executive directors; and
•
an associate of that person or group of persons stated above in respect of ordinary resolution number 10.
However, the company will not disregard a vote if it is cast by
•
a person as a proxy for a person who is entitled to vote in accordance with the directions on the form of proxy; or
•
the person chairing the annual general meeting as a proxy of a person who is entitled to vote in accordance with a direction on the form of proxy to vote as the proxy decides
in respect of ordinary resolution number 10.
11. Ordinary resolution number 11
Increase in non-executive directors’ fees for board committee meetings
“Resolved as an ordinary resolution that the remuneration, payable quarterly in arrear, to the non-executive directors of the company for serving on committees of the board, be increased with effect from 1 June 2010 on the basis set out below.
11.1 Board committee fees payable to non-executive directors
The fee paid to each non-executive director in respect of such director’s membership of a committee of the board be increased with effect from 1 June 2010 on the basis set out below:
11.1
Board committee
Current fee Increased fee
Audit and Corporate Governance Committee
11.1.1 Chairman – South African resident R150,000 R160,000
11.1.2 Member – South African resident R125,000 R135,000
11.1.3 Member – Non-South African resident who is resident in Africa (1) R125,000 US$16,875
11.1.4
Member – Non-South African resident who is resident in jurisdictions other than Africa
R125,000 US$25,315
Other committees (being the Investment, Remuneration, Safety,
Health and Sustainable Development, and Transformation,
Human Resource Development and such other committees
of the board as may be established from time to time)
11.1.5 Chairman – South African resident R120,000 R130,000
11.1.6 Chairman – Non-South African resident who is resident in Africa (1) R120,000 US$16,250
11.1.7
Chairman – Non-South African resident who is resident in jurisdictions other than Africa
R120,000 US$25,000
11.1.8 Member – South African resident R100,000 R110,000
11.1.9 Member – Non-South African resident who is resident in Africa (1) R100,000 US$13,750
11.1.10
Member – Non-South African resident who is resident in jurisdictions other than Africa
R100,000 US$20,000
(1) Non-South Africans who are resident in Africa will receive the US$ equivalent of the South African resident fees, converted at a rate of R8/US$

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11.2 Fees payable to non-executive directors in respect of their attendance at meetings of committees of the board which meet on an ad hoc basis
Each non-executive director will be entitled to an increased allowance for each board committee meeting attended by such director in respect of those committees which meet on an ad hoc basis, including, the Party Political Donations
Committee, the nominations committee and any special purpose committee established by the board, as follows:
11.2
Board
Current fee Increased fee
per meeting
per meeting
11.2.1 South African resident R15,000 R16,200
11.2.2 Non-South African residents who are resident in Africa (1) R15,000 US$2,025
11.2.3
Non-South African residents who are resident in jurisdictions other than Africa
R15,000 US$3,000
(1) Non-South Africans who are resident in Africa will receive the US$ equivalent of the South African resident fees, converted at a rate of R8/US$
The reason for proposing ordinary resolution number 11 is the same as that for proposing ordinary resolution number 10.
The proposed revised remuneration structure set out in ordinary resolution number 11 is considered to be fair and reasonable and in the best interests of the company.
Executive directors do not receive payment of directors' fees.
The Chairman, Deputy Chairman and non-executive directors have undertaken not to cast any votes in respect of ordinary resolution number 11, and the company will disregard the votes cast by
•
the Chairman, Deputy Chairman, and non-executive directors; and
•
an associate of that person or group of persons stated above in respect of ordinary resolution number 11.
However, the company will not disregard a vote if it is cast by
•
a person as a proxy for a person who is entitled to vote in accordance with the directions on the form of proxy; or
•
the person chairing the annual general meeting as a proxy of a person who is entitled to vote in accordance with a direction on the form of proxy to vote as the proxy decides
in respect of ordinary resolution number 11.
12. Ordinary resolution number 12
Amendments to the AngloGold Limited Share Incentive scheme
“Resolved as an ordinary resolution that the amendments to the AngloGold Limited Share Incentive Scheme, as
reflected in the conformed copy thereof tabled at the annual general meeting and initialled by the Chairman of such meeting for the purposes of identification, be and they are hereby approved.”
13. Ordinary resolution number 13
Amendments to the AngloGold Ashanti Limited Long Term Incentive Plan 2005
“Resolved as an ordinary resolution that the amendments to the AngloGold Ashanti Limited Long Term Incentive Plan
2005, as reflected in the conformed copy thereof tabled at the annual general meeting and initialled by the Chairman of such meeting for the purposes of identification, be and they are hereby approved.”
14. Ordinary resolution number 14
Amendments to the AngloGold Ashanti Limited Bonus Share Plan 2005
“Resolved as an ordinary resolution that the amendments to the AngloGold Ashanti Limited Bonus Share Plan 2005,
as reflected in the conformed copy thereof tabled at the annual general meeting and initialled by the Chairman of such meeting for the purposes of identification, be and they are hereby approved.”
The reason for proposing ordinary resolutions numbers 12, 13 and 14 is to approve the amendments to the
AngloGold Ashanti Limited Share Incentive Scheme, the AngloGold Ashanti Limited Long-Term Incentive Plan 2005
and the AngloGold Ashanti Limited Bonus Share Plan 2005 (collectively the “Schemes”), required to ensure compliance with the revised Schedule 14 to the Listings Requirements of the JSE Limited (which deals with incentive schemes).

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Copies of the conformed copies of the Schemes on which the proposed amendments have been marked up, are available for inspection during normal business hours from 29 March 2010 to 7 May 2010 at the company’s corporate office, 76 Jeppe Street, Newtown, Johannesburg, South Africa and at the offices of the share registrars.
The salient features of the proposed amendments are as follows:
•
Share plan limits and use of shares - shareholder approval is required to amend the total number of shares attributable to the Schemes from 2.75% of issued share capital from time to time, to a fixed number of shares that may be issued under the Schemes. A similar amendment will be made insofar as the individual limit is concerned.
•
Also effective 15 October 2008, the recycling of options/awards that have vested and been delivered and for which
AngloGold Ashanti shares have been issued, is no longer allowed in terms of the JSE Listings Requirements and the Schemes will be amended to reflect this.
•
All resolutions pertaining to the Schemes requiring shareholder approval will now have to be approved by 75% of all shareholders voting on the resolution. Previously, 50% of all votes cast had to be in favour.
•
As decided by shareholders, no further options/awards may be granted pursuant to the AngloGold Limited Share
Incentive Scheme.
•
Basis of awards – a provision is included which summarises the basis upon which awards are made.
•
Non-executive directors – a provision is inserted to the effect that non-executive directors of the company are not eligible to participate in the Schemes;
•
Shareholder rights - a provision is inserted to the effect that shareholder rights are acquired only on the vesting or exercise of an award.
•
Removal of discretion – the discretion afforded to the board in a number of instances, specifically in respect of:
• its ability to waive or amend the performance condition stipulated;
• the determination of rights on termination of employment; and
• the determination of rights on a change of control.
•
Variation of share capital – the provisions relating to a variation of share capital so as to provide that any adjustments made must give a participant an entitlement to the same proportion of equity capital as that to which he was previously entitled have been amended. In addition, reference is made to various procedures which need to be followed where awards are adjusted in these circumstances.
•
Market purchase of shares – a specific provision permitting the company to purchase shares on the market in order to satisfy awards has been inserted.
•
Miscellaneous - cross references to certain provisions included in the Listings Requirements of the JSE Limited, which are mainly of an administrative nature, have been inserted.
15. Ordinary resolution number 15
Specific authority to the directors to issue ordinary shares for the purposes of the incentive schemes adopted by the company from time to time
“Resolved as an ordinary resolution that, subject to the provisions of the Companies Act, 1973, as amended, the
Companies Act, 2008 and the Listings Requirements of the JSE Limited, from time to time, 17,000,000 ordinary shares of R0.25 each in the authorised but unissued share capital of the company be and they are placed under the control of the directors as a specific authority and instruction to issue such shares in accordance with the provisions of any incentive schemes adopted by the company from time to time, including, but not limited to, the AngloGold
Ashanti Limited Share Incentive Scheme, the AngloGold Ashanti Limited Long Term Incentive Plan 2005 and the
AngloGold Ashanti Limited Bonus Share Plan 2005, such specific authority and instruction superseding any prior specific authorities and instructions granted to the directors of the company to issue shares for the purposes of any incentive schemes adopted by the company.”
The reason for proposing ordinary resolution number 15 is to place 17,000,000 ordinary shares of R0.25 each in the authorised but unissued share capital of the company (approximately 5% of the issued ordinary share capital of the company as at 31 December 2009) under the control of the directors of the company as a specific authority and instruction to the directors to issue such shares for the purposes of any incentive schemes which may be adopted by the company from time to time. This revised authority is required in order to ensure compliance with the amended provisions of Schedule
14 of the Listings Requirements of the JSE Limited.
16. Non-binding advisory resolution number 16
Approval of the AngloGold Ashanti remuneration policy
“Resolved as an ordinary resolution that the remuneration policy of the company as set out below be and is approved as a non-binding advisory vote of shareholders of the company in terms of the King Report on Corporate Governance for South Africa 2009:

AngloGold Ashanti Annual Notice of annual general meeting 2009
P

The Remuneration Committee sets and monitors executive remuneration for the company, in line with the executive remuneration policy. This policy has as its objectives to:
•
attract, reward and retain executives of the highest calibre;
•
align the behaviour and performance of executives with the company's strategic goals, in the overall interests of shareholders;
•
ensure the appropriate balance between short-, medium- and long-term rewards and incentives, with the latter being closely linked to structured company performance targets and strategic objectives that are in place from time to time; and
•
ensure that regional management is competitively rewarded within a global remuneration policy, which recognises both local and global market practice.
The company aims to be the leading gold mining company in the medium-term and the leading mining company in the long-term. In order to achieve this, the company must be in a position to attract the best talent available in the industry and its remuneration packages must therefore be comparable to those of the leading mining companies globally. The remuneration policy is devised to support this business strategy.
In particular the Remuneration Committee is responsible for:
•
the remuneration packages for executive directors and other members of the executive committee of the company including, but not limited to, basic salary, performance-based short- and long-term incentives, pensions, and other benefits; and
•
the design and operation of the company's executive share option and other incentive schemes.
The following principles are applied to give effect to the remuneration policy and to determine executive remuneration:
•
To attract, reward and retain executives of the highest calibre, executive remuneration is benchmarked against a comparator group of global and selected South African mining and multi-national companies. The most recent benchmarking exercise conducted by independent consultants indicates that the total remuneration of the executive directors is close to the median of the comparator group, but the remuneration of the Executive Vice Presidents
(“EVPs”) lags that of the peer group. Specific cash-based retention plans (settled after a three year period) have been put in place to address this issue. However, a systemic adjustment of the remuneration levels for executives and senior management is required to ensure that the company’s remuneration levels are consistent with global pay levels, and that the company can compete effectively in the global market.
•
To ensure the appropriate balance between short-, medium- and long-term incentives, annual remuneration is a combination of base pay and short and long-term incentives, with salary comprising about 35% - 45% of annual remuneration if the AngloGold Ashanti Limited Bonus Share Plan 2005 (“BSP”) and the AngloGold Ashanti Limited
Long Term Incentive Plan 2005 (“LTIP”) targets are achieved.
•
To align the behaviour and performance of executives with the company’s strategic goals, all incentive plans align performance targets with shareholder interests. The quantum of the short-term incentive and the related BSP shares are determined with respect to current performance, while the vesting of the LTIP awards is determined with respect to company performance over the three years following the date of grant.
During 2009, the key remuneration decisions taken were as follows:
•
In 2009 the chief executive officer’s initial two year contract was replaced by a contract with a twelve-month notice period and his remuneration package was restructured in accordance with conditions of employment for permanent employees.
•
The chief financial officer’s offshore payment was increased to cater for tax payable on this amount from 1 April 2009.
As a result of the benchmarking exercise mentioned above, adjustments in excess of the South African inflationary increases were made to close the gap between the EVP basic salaries and the comparator group median. The outcome of this review, as it affects EVP basic salaries, is explained in the Annual Financial Statements 2009, a copy of which is available on the company’s website on www.anglogoldashanti.com.”
The reason for proposing ordinary resolution number 16 as a non-binding advisory resolution is to take cognisance of the requirements of the King Report on Corporate Governance for South Africa 2009 in order to enable shareholders to express their views on the remuneration policies adopted by the company and their implementation.

AngloGold Ashanti Notice of annual general meeting 2009
P

17. Special resolution
Acquisition of company’s own shares
“Resolved as a special resolution that the acquisition in terms of the Companies Act, 1973, as amended, (“Existing
Companies Act”), the Companies Act, 2008 (“New Companies Act”) and the Listings Requirements of the JSE Limited
by the company of ordinary shares issued by the company, and the acquisition in terms of the Existing Companies
Act, the New Companies Act and the Listings Requirements of the JSE Limited, by any of the company’s subsidiaries, from time to time, of ordinary shares issued by the company, is hereby approved as a general approval, provided that:
•
any such acquisition of shares shall be implemented through the order book operated by the JSE Limited trading system and done without any prior understanding or arrangement between the company and the counter party;
and/or on the open market of any other stock exchange on which the shares are listed or may be listed and on which the company may, subject to the approval of the JSE Limited and any other stock exchange as necessary, wish to effect such acquisition of shares;
•
this approval shall be valid only until the next annual general meeting of the company, or for 15 months from the date of this resolution, whichever period is shorter;
•
an announcement containing details of such acquisitions will be published as soon as the company, or the subsidiaries collectively, shall have acquired ordinary shares issued by the company constituting, on a cumulative basis, not less than 3% of the number of ordinary shares in the company in issue as at the date of this approval;
and an announcement containing details of such acquisitions will be published in respect of each subsequent acquisition by either the company, or by the subsidiaries collectively, as the case may be, of ordinary shares issued by the company, constituting, on a cumulative basis, not less than 3% of the number of ordinary shares in the company in issue as at the date of this approval;
•
the company, and its subsidiaries collectively, shall not in any financial year be entitled to acquire ordinary shares issued by the company constituting, on a cumulative basis, more than 5% of the number of ordinary shares in the company in issue as at the date of this approval;
•
shares issued by the company may not be acquired at a price greater than 10% above the weighted average market price of the company’s shares for the five business days immediately preceding the date of the acquisition.”
The reason for this special resolution is to grant the directors of the company a general authority for the acquisition of the company’s ordinary shares by the company, or by a subsidiary or subsidiaries of the company.
The effect of this special resolution, if passed and becoming effective will be to authorise the directors of the company to procure that the company or any of its subsidiaries may purchase ordinary shares issued by the company on the
JSE Limited or any other stock exchange on which the company’s shares are or may be listed.
The directors will ensure at the time of the commencement of any repurchases, after considering the effect of repurchases, up to the maximum limit, of the company’s issued ordinary shares, that they are of the opinion that if such repurchases were implemented:
•
the company and the group would be able in the ordinary course of business to pay its debts for a period of 12 months after the date of the notice issued in respect of the annual general meeting;
•
the assets of the company and the group would be in excess of the liabilities of the company and the group for a period of 12 months after the date of the notice issued in respect of the annual general meeting. For this purpose, the assets and liabilities would be recognised and measured in accordance with the accounting policies used in the latest audited group annual financial statements;
•
the ordinary capital and reserves of the company and the group would be adequate for a period of 12 months after the date of the notice issued in respect of the annual general meeting; and
•
the working capital of the company and the group would be adequate for a period of 12 months after the date of the notice issued in respect of the annual general meeting.
At the present time the directors have no specific intention with regard to the utilisation of this authority which will only be used if the circumstances are appropriate.
The company will ensure that its sponsor provides the necessary sponsor letter on the adequacy of the working capital in terms of the Listings Requirements of the JSE Limited prior to the commencement of any purchases of the company’s shares on the open market.

AngloGold Ashanti Annual Notice of annual general meeting 2009
P

Voting instructions
A shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the company. A form of proxy/CDI voting instruction form, accompanies this notice.
Duly completed proxy forms must be received by the share registrars by no later than 11:00 (South African time) on
5 May 2010. Duly completed CDI voting instruction forms must be received by the share registrars in Perth, Australia, by 11:00 (Perth, Australia time) on 3 May 2010.
The attention of shareholders is directed to the additional notes contained in the form of proxy and the CDI voting instruction form, relating to the completion and timeous submission of such forms.
In accordance with the AngloGold Ashanti Ghanaian Depositary Shares (GhDSs) Agreement dated 26 April 2004, the
Depositary will notify holders of GhDSs (Holders) through the press of the annual general meeting and details for obtaining and completing voting instruction forms. Holders may direct the Depositary via the voting instruction forms to vote on their behalf in the manner such Holders may direct.
Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own name in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.
Such shareholders may also use the electronic online proxy voting facility for purposes of instructing their CSDP or broker as to how they wish to vote. In order for shareholders to use their online proxy voting facility, which is free of charge, it is necessary to register for the service via the following website. Registration is also free of charge.
http://www.investorportal.co.za (click on the AngloGold Ashanti icon)
A demonstration of the electronic online proxy voting process may be viewed on http://www.investorportal.co.za
In terms of section 11.23 of the Listings Requirements of the JSE Limited, the following information is disclosed in the
Annual Financial Statements 2009, a copy of which is available on the company’s website,
www.anglogoldashanti.com and in the Abridged Report 2009 which accompanies this notice of annual general meeting:
Annual Financial
Abridged Report
Statements 2009 pages
2009 pages
Directors and management
IFC and 134
IFC and 44
Shareholder information
359

Share capital of the company

47
Directors’ interest in securities

59
There has been no material change since 31 December 2009.
The company is not party to any material litigation nor is it aware of any pending material litigation to which it may become party.
The directors, whose names appear on pages the inside front covers of both the Annual Financial Statements 2009 and the Abridged Report 2009, collectively and individually accept full responsibility for the accuracy of the information given in this notice and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading and that all reasonable enquiries to ascertain such facts have been made and that this notice contains all information required by law and the Listings Requirements of the JSE Limited.
By order of the board
Ms L Eatwell
Company Secretary
Johannesburg
11 March 2010

AngloGold Ashanti Notice of annual general meeting 2009
P

Registered and corporate office
76 Jeppe Street
Newtown
Johannesburg
2001
South Africa
(PO Box 62117, Marshalltown, 2107, South Africa)
Important notes about the annual general meeting (AGM)
Date
Friday, 7 May 2010.
Venue
The Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa.
Timing
The AGM will start promptly at 11:00 (South African time).
Refreshments
Refreshments will be served after the meeting.
Travel information
The accompanying map on page 14 indicates the location of 76 Jeppe Street.
Admission
Shareholders and others attending the AGM are asked to register at the registration desk at the venue. Shareholders and proxies may be required to provide proof of identity.
Security
Secure parking is provided at the venue. Mobile telephones should be switched off during the AGM.
Enquiries and questions
Shareholders who intend to ask questions related to the business of the AGM or on related matters are asked to furnish their name, address and question(s) at the registration desk. Personnel will be available to provide any advice and assistance required.
Queries about the AGM
If you have any queries about the AGM, please telephone any of the contact names listed on the inside back cover of the accompanying annual report.

AngloGold Ashanti Annual Notice of annual general meeting 2009
P

N
Smitstreet
Off-ramp
Smit Street
Jan Smuts
Ave.
Mandela Bridge

Car street
Jeppe Street
AngloGold
Ashanti
Turbine Square
AngloGold
Ashanti
visitors’ parking
Simmonds Street
Bree Street
Wolmarans Street
Leyds Street
Smit Street
Simmonds Street
Biccard Street
Queen EizabethBridge
M1
M2
Selby
Off-ramp
Village
Trump
Simmonds Stree
t
Selby/Rissik St
Off-ramp
Sauer Street
Ferreira Street
Kort Street
Sauer Street
President Street
Market Street
Commissioner Street
Fox Street
Marshall Street
Anderson Street
Frederick Street
Miriam Makeba (Bezuidenhout) St
Kerk Street
Pritchard Street
Ntemi Piliso (West) St
Ntemi Piliso (West) St
Miriam Makeba (Bezuidenhout) St
Margeret Mcingana (Wolhuter) St
Gerard Sekoto (Becker) St
Main Street - no through traffic
Diagonal Stree
t
AngloGold Ashanti Head Office

ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 1944/017354/06)
ISIN: ZAE000043485 JSE Share code: ANG
("AngloGold Ashanti" or "the company")
Form of proxy
THIS FORM OF PROXY IS ONLY TO BE COMPLETED BY THOSE ANGLOGOLD ASHANTI SHAREHOLDERS WHO HOLD
ORDINARY SHARES IN CERTIFICATED FORM OR RECORDED IN SUB-REGISTERED DEMATERIALISED ELECTRONIC FORM IN
“OWN NAME”. OTHER ANGLOGOLD ASHANTI SHAREHOLDERS WHO HOLD DEMATERIALISED ORDINARY SHARES ARE
REQUIRED TO REFER TO PARAGRAPH 2 OF THE “NOTES” FOR FURTHER INSTRUCTIONS.
I/We
(Name in BLOCK LETTERS)
of
(Address in BLOCK LETTERS)
being a shareholder(s) of the company, holding ordinary shares in AngloGold Ashanti Limited, do hereby appoint:
1. or failing him/her,
2. or, failing him/her,
3. the chairman of the annual general meeting
as my/our proxy to attend, speak and, on a poll, vote on my/our behalf at the annual general meeting of shareholders to be held in The
Auditorium, 76 Jeppe Street, Newtown, Johannesburg, on Friday, 7 May 2010, at 11:00 (South African Time) and at any adjournment thereof, and to vote or abstain from voting as follows on the ordinary and special resolutions to be proposed at such meeting:
Please indicate with an "X" in the appropriate spaces how votes are to be cast
For
Against           Abstain
Ordinary business
1. Ordinary Resolution No. 1
Adoption of financial statements
2. Ordinary Resolution No. 2
Re-appointment of Ernst & Young Inc. as auditors of the company
3. Ordinary Resolution No. 3
Re-election of Mr FB Arisman as a director
4. Ordinary Resolution No. 4
Election of Prof LW Nkuhlu as a director
5. Ordinary Resolution No. 5
Appointment of Mr FB Arisman as a member of the Audit and Corporate
Governance Committee of the company
6. Ordinary Resolution No. 6
Appointment of Prof LW Nkuhlu as a member of the Audit and Corporate
Governance Committee of the company
7. Ordinary Resolution No. 7
General authority to directors to allot and issue ordinary shares
8. Ordinary Resolution No. 8
General authority to directors to issue ordinary shares for cash
Special business
9. Ordinary Resolution No. 9
General authority to directors to issue convertible bonds
10. Ordinary Resolution No. 10
Increase in non-executive directors’ fees
11. Ordinary Resolution No. 11
Increase in non-executive directors’ fees for board committee meetings
12. Ordinary Resolution No. 12
Amendments to the AngloGold Limited Share Incentive Scheme
13. Ordinary Resolution No. 13
Amendments to the AngloGold Ashanti Limited Long Term Incentive Plan 2005
14. Ordinary Resolution No. 14
Amendments to the AngloGold Ashanti Limited Bonus Share Plan 2005
(Continued over the page)

www.anglogoldashanti.com
Please indicate with an "X" in the appropriate spaces how votes are to be cast For
Against         Abstain
15. Ordinary Resolution No. 15
Specific authority to issue shares for the purposes of the incentive schemes adopted by the company from time to time
16. Non-Binding Advisory Resolution No. 16
Approval of the AngloGold Ashanti remuneration policy
17. Special Resolution
Acquisition of company’s own shares
A shareholder entitled to attend and vote at the above mentioned meeting may appoint a proxy or proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the company.
Every person present and entitled to vote at the annual general meeting as a shareholder or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every share shall have one vote.
Signed at on 2010
Name in BLOCK LETTERS Signature
(Initials and surname of joint holders, if any)
PLEASE READ THE NOTES
This form of proxy is not for use by holders of American Depositary Shares, CHESS Depositary Interests and Ghanaian
Depositary Shares
NOTES:
1.  A form of proxy is only to be completed by those ordinary shareholders who are:
1.1 holding ordinary shares in certificated form; or
1.2 recorded in sub-registered dematerialised electronic form in “own name”.
2.  Shareholders who have dematerialised their shares (other than those whose shareholding is recorded in their own name in the sub-register maintained by their CSDP) who wish to attend the annual general meeting in person, will need to request their CSDP to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP.
3.  A signatory to this form of proxy may insert the name of a proxy or the name of an alternative proxy of the signatory's choice in the blank spaces provided with or without deleting "the chairman of the annual general meeting", but any such deletion must be signed in full by the signatory. Any insertion or deletion not complying with the aforegoing will be deemed not to have been validly effected. The person present at the annual general meeting whose name appears first on the list of names overleaf, shall be the validly appointed proxy for the shareholder at the annual general meeting.
4.  A shareholder's instructions to the proxy must be indicated in the appropriate spaces provided. A shareholder or the proxy is not obliged to use all the votes exercisable by the shareholder or by the proxy, or to cast all those votes in the same way, but the total of votes cast, and in respect whereof abstention is directed, may not exceed the total of the votes exercisable by the shareholder or the proxy. Failure to comply with the above or to provide voting instructions or the giving of contradictory instructions will be deemed to authorise the proxy to vote or abstain from voting at the annual general meeting as he/she deems fit in respect of all the shareholder’s votes exercisable at the annual general meeting.
5.  Any alteration or correction made to this form of proxy must be signed in full and not initialled by the signatory.
6.  Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the share registrars in South Africa, the United Kingdom, Australia or Ghana.
7.  When there are joint holders of shares, any one holder may sign the form of proxy.
8.  The completion and lodging of this form of proxy will not preclude the shareholder who grants the proxy from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such shareholder wish to do so.
9.  The chairman of the annual general meeting may reject or accept any form of proxy which is completed and/or received otherwise than in accordance with these notes, provided that he is satisfied as to the manner in which the shareholder concerned wishes to vote.
10. Completed forms of proxy should be returned to one of the undermentioned addresses by no later than 11:00 (South African time) on
Wednesday, 5 May 2010:
Computershare Investor Services
Ground Floor, 70 Marshall Street, Johannesburg 2001
(Proprietary) Limited (PO Box 61051, Marshalltown 2107) South Africa
Computershare Investor Services PLC
PO Box 82, The Pavilions, Bridgwater Road
Bristol BS99 7NH, England, United Kingdom
Computershare Investor Services Pty Limited
Level 2, 45 St George’s Terrace, Perth, WA 6000
(GPO Box D182, Perth, WA 6840),
Australia
NTHC Limited
Martco House, Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport, Accra, Ghana
Form of proxy
(continued)

ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 1944/017354/06)
ISIN: ZAE000043485 JSE Share code: ANG
ASX share code: AGG
("AngloGold Ashanti" or "the company")
CDI voting instruction form
FOR COMPLETION BY HOLDERS OF CHESS DEPOSITARY INTERESTS ("CDIs") TRADING ON
THE AUSTRALIAN SECURITIES EXCHANGE (ASX)
Holders of CHESS Depositary Interests (CDIs) should use this form to direct CHESS Depositary Nominees Pty Limited how to vote on the resolutions as detailed below. The CDI Voting Instruction Form gives your voting instructions to CHESS Depositary Nominees Pty Limited to enable them to vote the underlying ordinary shares on your behalf. Please note: Every 5 CDIs carries the right to one vote.
I/We
being a holder of CHESS Depositary Interests (CDIs) of the company direct CHESS Depositary Nominees Pty Limited to vote for me in respect of all the CDIs held in my/our name at the annual general meeting of the company to be held in the Auditorium, Turbine Square, 76 Jeppe
Street, Newtown, Johannesburg, South Africa, on Friday, 7 May 2010 at 11:00 (South African Time) and at any adjournment thereof. I direct
CHESS Depositary Nominees Pty Limited to vote as follows:
Please indicate with an "X" in the appropriate spaces how votes are to be cast
For
Against Abstain
Ordinary business
1. Ordinary Resolution No. 1
Adoption of financial statements
2. Ordinary Resolution No. 2
Re-appointment of Ernst & Young Inc. as auditors of the company
3. Ordinary Resolution No. 3
Re-election of Mr FB Arisman as a director
4. Ordinary Resolution No. 4
Election of Prof LW Nkuhlu as a director
5. Ordinary Resolution No. 5
Appointment of Mr FB Arisman as a member of the Audit and Corporate
Governance Committee of the company
6. Ordinary Resolution No. 6
Appointment of Prof LW Nkuhlu as a member of the Audit and Corporate
Governance Committee of the company
7. Ordinary Resolution No. 7
General authority to directors to allot and issue ordinary shares
8. Ordinary Resolution No. 8
General authority to directors to issue ordinary shares for cash
Special business
9. Ordinary Resolution No. 9
General authority to directors to issue convertible bonds
10. Ordinary Resolution No. 10
Increase in non-executive directors’ fees
11. Ordinary Resolution No. 11
Increase in non-executive directors’ fees for board committee meetings
12. Ordinary Resolution No. 12
Amendments to the AngloGold Limited Share Incentive Scheme
13. Ordinary Resolution No. 13
Amendments to the AngloGold Ashanti Limited Long Term Incentive Plan 2005
14. Ordinary Resolution No. 14
Amendments to the AngloGold Ashanti Limited Bonus Share Plan 2005
15. Ordinary Resolution No. 15
Specific authority to issue shares for the purposes of the incentive schemes adopted by the company from time to time
16. Non-Binding Advisory Resolution No. 16
Approval of the AngloGold Ashanti remuneration policy
17. Special Resolution
Acquisition of company’s own shares

NOTES:
1. All the votes need not be exercised, neither need all votes be cast in the same way, but the total of the votes cast and in respect of which abstention is directed may not exceed the total of the votes exercisable.
2. Any alteration or correction made to this Voting Instruction Form must be signed in full and not initialled by the signatory.
3. When there are joint holders of CDIs, any one holder may sign the Voting Instruction Form.
4. Documentary evidence establishing the authority of a person signing the Voting Instruction Form in the capacity as Power of Attorney must be attached, unless previously recorded by the share registrars.
5. Signature of the Voting Instruction Form on behalf of a company must be in accordance with that company's constitution and the signatory must state his/her office in the company concerned.
6. Completed CDI Voting Instruction Forms should be returned to Computershare Investor Services Pty Limited, Level 2, 45 St George's Terrace, Perth WA
6000 or GPO Box D182, Perth WA 6840 by no later than 11:00 Perth, Australia, time on Monday, 3 May 2010.
Signed at
on
2010
Name in BLOCK LETTERS
Signature
(Initials and surname of joint holders, if any)
www.anglogoldashanti.com
CDI voting instruction form
(continued)

ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 1944/017354/06)
ISIN: ZAE000043485 JSE Share code: ANG
GhSE codes: Share: AGA: GhDSs: AAD
("AngloGold Ashanti" or "the company")
GhDS voting instruction form
FOR COMPLETION BY HOLDERS OF GHANAIAN DEPOSITARY SHARES (GhDSs)
This GhDS Voting Instruction Form is to enable you to instruct NTHC Limited, as Depositary, how to vote on the resolutions detailed below on your behalf. Please note: every 100 GhDSs has one underlying AngloGold Ashanti ordinary share and carries the right to one vote.
I/We
being the registered holder(s) of GhDSs of the company direct NTHC Limited to vote for me/us in respect of all the GhDSs held in my/our name at the annual general meeting of the company to be held in the Auditorium, 76 Jeppe Street, New Town, Johannesburg, South Africa,
on Friday, 7 May 2010 at 11:00 (South African Time) and at any adjournment thereof. I/we direct NTHC Limited to vote as follows:
VOTING INSTRUCTION:
Please indicate with an "X" in the appropriate spaces how votes are to be cast
For
Against Abstain
Ordinary business
1. Ordinary Resolution No. 1
Adoption of financial statements
2. Ordinary Resolution No. 2
Re-appointment of Ernst & Young Inc. as auditors of the company
3. Ordinary Resolution No. 3
Re-election of Mr FB Arisman as a director
4. Ordinary Resolution No. 4
Election of Prof LW Nkuhlu as a director
5. Ordinary Resolution No. 5
Appointment of Mr FB Arisman as a member of the Audit and Corporate
Governance Committee of the company
6. Ordinary Resolution No. 6
Appointment of Prof LW Nkuhlu as a member of the Audit and Corporate
Governance Committee of the company
7. Ordinary Resolution No. 7
General authority to directors to allot and issue ordinary shares
8. Ordinary Resolution No. 8
General authority to directors to issue ordinary shares for cash
Special business
9. Ordinary Resolution No. 9
General authority to directors to issue convertible bonds
10. Ordinary Resolution No. 10
Increase in non-executive directors’ fees
11. Ordinary Resolution No. 11
Increase in non-executive directors’ fees for board committee meetings
12. Ordinary Resolution No. 12
Amendments to the AngloGold Limited Share Incentive Scheme
13. Ordinary Resolution No. 13
Amendments to the AngloGold Ashanti Limited Long Term Incentive Plan 2005
14. Ordinary Resolution No. 14
Amendments to the AngloGold Ashanti Limited Bonus Share Plan 2005
15. Ordinary Resolution No. 15
Specific authority to issue shares for the purposes of the incentive schemes adopted by the company from time to time
16. Non-Binding Advisory Resolution No. 16
Approval of the AngloGold Ashanti remuneration policy
17. Special Resolution
Acquisition of company’s own shares

NOTES:
1. The right to vote on each of the resolutions need not be exercised, neither need all the votes be cast in the same way.
2. Any alteration or correction made to this Voting Instruction Form must be signed in full and not initialled by the signatory.
3. In the case of joint holders of GhDSs, any one holder may sign the Voting Instruction Form.
4. Documentary evidence establishing the authority of a person signing the Voting Instruction Form in the capacity as Power of Attorney must be attached, unless previously recorded by the Depositary.
5. Signature of the Voting Instruction Form on behalf of a company must be in accordance with that company's constitution and the signatory must state his/her office in the company concerned.
6. Completed GhDS Voting Instruction Forms should be returned to NTHC Limited, Martco House, off Kwame Nkrumah Avenue, PO Box KIA 9563 Airport,
Accra, Ghana by no later than 11:00 Ghana time on Monday, 3 May 2010.
Signed at on 2010
Name in BLOCK LETTERS Signature
(Initials and surname of joint holders, if any)
It is understood that, if this form is not signed and returned, the Depositary will not vote for resolutions.
www.anglogoldashanti.com
GhDS voting instruction form
(continued)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: March 30, 2010
By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary